EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

April 4, 2013
Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CHANGE OF AUDITOR

Coral Gold Resources Ltd.(the “Company”) announces that it has changed its auditors from Smythe Ratcliffe, Chartered Accountants (the “Former Auditors”) to Manning Elliott LLP, Chartered Accountants (the “Successor Auditors”) effective March 11, 2013.

At the request of the Company, the Former Auditors resigned as auditors of the Company effective March 11, 2013.  The Board of Directors of the Company on the recommendation of the Company’s Audit Committee has appointed the Successor Auditors as the Company’s auditors in place and stead of the Former Auditors effective March 11, 2013 until the close of the next annual general meeting of the Company.

There were no reservations in the Former Auditors’ reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditors’ resignation.  There are no reportable events between the Company and the Former Auditors.

The Notice of Change of Auditors, together with the letter from the Former Auditors and the letter from the Successor Auditors, has been reviewed by the Company's Audit Committee and its Board of Directors.

ON BEHALF OF THE BOARD

"David Wolfin"
_________________________________

David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.